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                                                               EXHIBIT 12a.11


Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                 THERMO INSTRUMENT SYSTEMS COMMENCES CASH TENDER OFFER
                                 FOR METRIKA SYSTEMS

WALTHAM, Mass., March 31, 2000 - Thermo Instrument System Inc. (ASE-THI), a Thermo Electron company, announced today that it has commenced its previously announced cash tender offer of $9.00 per share for any and all outstanding shares of its Metrika Systems Corporation subsidiary. The offer and withdrawal rights will expire at midnight on Thursday, April 27, 2000, unless the offer is extended. The tender offer is part of a major reorganization plan under which Thermo Instrument's parent company, Thermo Electron Corporation (NYSE-TMO), will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to Metrika Systems shareholders.

          The goal of the tender offer is to bring Thermo Instrument's and Thermo Electron's combined equity ownership in Metrika Systems to at least 90 percent. If Thermo Instrument and Thermo Electron achieve this 90-percent-ownership level, Metrika Systems would then be spun into Thermo Instrument through a "short-form" merger at the same cash price as the tender offer. Thermo Instrument expects to complete the spin-in of Metrika Systems in the second quarter of 2000.

         The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Metrika Systems board or shareholder approval.

         Thermo Instrument Systems Inc. is a global technology company serving multiple markets, including the life sciences, telecommunications, food and beverage, chemical, and oil and gas industries, with instrumentation, information-management software, and worldwide service for a range of applications. Our products help scientists make the discoveries that will fight disease and prolong life. They increase the speed and quality of communications. They provide knowledge about materials used in manufacturing for safety and quality, improve the manufacturing process, and protect the environment. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

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